UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hamilton Bancorp, Inc.(HBK)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

407015106
(CUSIP Number)

12/31/2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 407015106	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	143,764 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	143,764 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		143,764 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDESCERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.21%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 143,764 shares of common stock.

CUSIP No. 407015106	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	25,700 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	143,764 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	25,700 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER	143,764 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		169,464 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.96%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 25,700 shares of common stock held individually by Martin Friedman, the managing member of FJ Capital Management LLC.

(2)	Consists of 143,764 shares of common stock held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member. Martin Friedman is the managing member of FJ Capital Management LLC.

(3)	Consists of 143,764 shares of common stock held by Financial Opportunity Fund LLC, of which FJ Capital Management is the managing member and 25,700 shares of common stock held individually by Martin Friedman, the managing member of FJ Capital Management LLC.

CUSIP No. 407015106	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Andrew Jose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	3,000(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER	3,000(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.09%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 3,000 shares of common stock held by Andrew Jose, of which Mr. Jose is a Managing Partner of FJ Capital Management LLC which manages the Financial Opportunity Fund.

CUSIP No. 407015106	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [x] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	143,764 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH	8	SHARED DISPOSITIVE POWER	143,764 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		143,764(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.21%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 143,764 shares of common stock held by Financial Opportunity Fund LLC, of which FJ Capital Management LLC is the managing member. Martin Friedman is the managing member of FJ Capital Management LLC.

CUSIP No. 407015106	Page 6 of 12

1(a).	Name of Issuer:

Hamilton Bancorp, Inc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

501 Fairmount Avenue Suite 200 Towson, MD 21286

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons: Financial Opportunity Fund LLC FJ Capital Management LLC Andrew Jose Martin Friedman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Financial Opportunity Fund LLC

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

FJ Capital Management LLC

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101

Andrew Jose

1313 Dolley Madison Blvd., Ste 306

McLean, VA 22101 Martin S. Friedman 1313 Dolley Madison Blvd., Ste 306 McLean, VA 22101

CUSIP No. 407015106	Page 7 of 12

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC, FJ Capital Management LLC – Delaware limited liability companies Andrew F. Jose – United States citizen
Martin S. Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

407015106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 407015106	Page 8 of 12

Item 4.	Ownership.

Ownership information is provided as of:

(a)	Amount beneficially owned:

Financial Opportunity Fund LLC – 143,764 shares Andrew F. Jose – 3,000 shares FJ Capital Management LLC – 143,764 shares Martin S. Friedman – 169,464 shares

(b)	Percent of class:

Financial Opportunity Fund LLC – 4.21% Andrew F. Jose - 0.09% FJ Capital Management LLC – 4.21% Martin S. Friedman – 4.96%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Andrew F. Jose – 3,000 Shares Martin S. Friedman – 25,700 Shares

(ii) Shared power to vote or to direct the vote

Financial Opportunity Fund LLC – 143,764 shares FJ Capital Management LLC – 143,764 shares Martin S. Friedman – 143,764 shares

(iii) Sole power to dispose or to direct the disposition of

Andrew F. Jose – 3,000 Shares Martin S. Friedman – 25,700 Shares

(iv) Shared power to dispose or to direct the disposition of

Financial Opportunity Fund LLC – 143,764 shares FJ Capital Management LLC – 143,764 shares Martin S. Friedman – 143,764 shares

CUSIP No. 407015106	Page 9 of 12

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 407015106	Page 10 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/5/2016

FINANCIAL OPPORTUNITY FUND LLC
By: FJ Capital Management LLC, its Managing Member

By: /s/ Martin Friedman
Name: Martin S. Friedman
Title: Managing Member

FJ CAPITAL MANAGEMENT LLC

By: /s/ Martin Friedman
Name: Martin S. Friedman
Title: Managing Member

/s/ Martin Friedman
MARTIN S. FRIEDMAN

CUSIP No. 407015106	Page 11 of 12

CUSIP No. 407015106	Page 12 of 12

Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of Hamilton Bancorp, Inc. (HBK), Inc. shall be filed on behalf of the undersigned.

FINANCIAL OPPORTUNITY FUND LLC
By: FJ Capital Management, LLC

By: /s/ Martin Friedman
Name: Martin S. Friedman
Title: Managing Member

ANDREW F. JOSE
By: FJ Capital Management, LLC, its Managing Member

By: /s/ Andrew F. Jose
Name: Andrew F. Jose
Title: Co-founder and Managing Partner

FJ CAPITAL MANAGEMENT LLC

By: /s/ Martin Friedman
Name: Martin Friedman
Title: Managing Member

/s/ Martin Friedman
MARTIN S. FRIEDMAN